Michael J. Minahan 617.570.1021 mminahan @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 3, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Pamela A. Long

Re:	BioAmber Inc. Amendment No. 3 to the Registration Statement on Form S-1
Filed March 15, 2012
File No. 333-177917

Ladies and Gentlemen:

This letter is being furnished on behalf of BioAmber Inc. (the “Company”) in response to comments contained in the letter dated March 27, 2012 (the “Letter”) from Pamela A. Long of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jean-François Huc, President and Chief Executive Officer of the Company, with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-177917) that was filed with the Commission on March 15, 2012 (the “Registration Statement”). The Company is concurrently filing Amendment No. 4 to the Company’s Registration Statement (“Amendment No. 4”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to Amendment No. 4 as marked. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Erin Jaskot and Craig E. Slivka of the Commission.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in Amendment No. 4 and it has authorized this firm to respond to the Letter as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2012

Prospectus Summary, page 1

Comment No. 1

We note your disclosure throughout your prospectus stating that the costs at your facility in Pomacle, France are significantly higher than your anticipated costs at your Sarnia, Ontario facility. Further we note your prospectus disclosure regarding your ability to produce cost-competitive bio-succinic acid on page one of your prospectus summary. Please revise your disclosure in this section to clearly state that you are currently manufacturing bio-succinic acid at your facility in France, to disclose the costs at the facility in France versus the anticipated costs at your facility in Ontario, and to make clear that your ability to produce cost-competitive bio-succinic acid is dependent upon the successful completion and operation of your Ontario facility.

RESPONSE:   The Company respectfully advises the Staff that it has revised the Registration Statement on pages 1, 49, 72 and 86 of Amendment No. 4 to address the Staff’s comment to clarify that (i) the Company’s ability to produce cost-competitive bio-succinic acid is dependent upon the successful completion and operation of the Company’s planned facility in Sarnia, Ontario and (ii) that its facility in France is a demonstration facility where samples are produced. As previously discussed with the Staff, the Company has not included detailed disclosure relating to its costs at its demonstration facility in France given: (i) the difficulty in ascertaining the appropriate operating costs to disclose given the different processes and products tested at this demonstration facility as compared to the planned Sarnia, Ontario facility, and (ii) the potentially misleading nature of the costs given the use of the facility for testing and customer demonstration (which necessitates different design parameters, frequent stops and starts and less than optimal fixed cost amounts). However, the Company has significantly revised its disclosure to re-emphasize for investors the importance of the planned facility in Sarnia, Ontario and the fact that the facility in France has higher operating costs and will not be used for large-scale production of commercial products on a go-forward basis. The Company has further revised the Registration Statement on pages 12 and 13 of Amendment No. 4 to indicate that it will not be able to compete in the market unless it is able to successfully move production of its bio-succinic acid from its demonstration facility in France to its planned manufacturing facility in Sarnia, Ontario in response to the Staff’s Comment No. 5 below.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2012

Comment No. 2

We note that in response to comment three of our letter dated January 5, 2012 you have revised your disclosure to state that you have supply agreements for the sale of over 139,000 metric tons of bio-succinic acid over the next five years, contingent on meeting the customers’ price and other requirements. However, we note your disclosure on page 89 that Mitsubishi Chemical’s volume requirements are expected to be only 13,000 metric tons over the length of the supply agreement. Further, we note that you intend to enter into additional exclusive supply agreements, but it does not appear that you have presently entered into such agreements. Accordingly, please revise your disclosure throughout your prospectus to clarify the amount of metric tons of bio-succinic acid that are the subject of current definitive supply agreements. Further, we note your disclosure on page 89 that Mitsubishi Chemical is not obligated to purchase the bio-succinic acid. As requested in our prior comment three, please revise your disclosure to make clear that some or all of the bio-succinic acid that you will supply pursuant to your supply agreements may not actually be purchased.

RESPONSE:   The Company respectfully advises the Staff that the supply agreements for the sale of over 139,000 metric tons of bio-succinic acid over the next five years are subject to definitive supply agreements and that such definitive supply agreements provide for the sale of estimated amounts of bio-succinic acid, subject to those customers’ requirements. The agreements generally provide that the Company’s customers will fill all or most of their bio-succinic acid needs through purchases from the Company, but there is no requirement that its customers make any purchases, no penalties to its customers for not making purchases, and there are no penalties to the Company if the Company is not able to supply sufficient quantities to meet its customers’ needs. The Company respectfully advises the Staff that it has revised the Registration Statement on page 91 of Amendment No. 4 to clarify and address the Staff’s comment.

Comment No. 3

We note that you have revised your disclosure on page two, and elsewhere throughout your prospectus, to state that the initial phase for your Sarnia facility is expected to be “mechanically complete” by 2013. Please revise your disclosure to define exactly what you mean by “mechanically complete.”

RESPONSE:   The Company respectfully advises the Staff that “mechanically complete” is generally understood in the industry to mean when construction is essentially completed and the firm in charge of engineering, procuring and managing the construction of the facility considers the facility to be complete enough to be managed by the Company going forward so that the Company may begin to operate the facility in a testing and validation mode. At that point, the plant is 95 to 98% finished and only non-essential work has yet to be

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2012

completed, such landscaping, siding on the building and painting. The Registration Statement has been revised in response to the Staff’s comment to further clarify what is meant by “mechanically complete.” Please see the revision on page 2 of Amendment No. 4.

Risk Factors, page 11

We have generated only limited sales of bio-succinic acid to date . . ., page 13

Comment No. 4

We note that sales to Mitsubishi Chemical and International Flavors & Fragrances amounted to 81% of your sales in 2011. Please advise whether you have entered into any supply agreements or any other contracts or agreements with International Flavors & Fragrances. Please file any such agreement(s), as applicable, or tell us why you are not required to do so.

RESPONSE:   The Company respectfully advises the Staff that while the Company’s contracts with International Flavors & Fragrances and Mitsubishi Chemical accounted for a meaningful portion of the Company’s revenue for the fiscal year ended December 31, 2011, the Company does not believe these agreements are required to be filed by Item 601 of Regulation S-K. These agreements were entered into in the ordinary course of the Company’s business and the Company does not consider its business to be substantially dependent on these contracts given (i) the very small amount of total revenue recorded for that period, (ii) the fact that those sales were only incidental to the Company’s research and development efforts, (iii) the fact that the Company is in its early stages of commercialization and (iv) the Company’s expectation that it will have a significantly higher number of customers over the next fiscal year, which will cause the relative concentration of these two customers in relation to the Company’s total sales to decrease significantly. As a result of all of these factors, the Company does not believe that these two agreements are material to an investor’s understanding of the Company’s business. The Company understands and acknowledges its disclosure obligations under Item 601 of Regulation S-K and intends to file any contracts upon which the Company’s business is substantially dependent in the future.

A significant decline in the price of petroleum and petroleum-based succinic acid . . ., page 19

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2012

Comment No. 5

We note that you revised this risk factor to disclose the higher production cost at your facility in Pomacle, France. However, we note that the heading for this risk factor speaks only to the effect of petroleum and petroleum based succinic acid. Please revise to provide a separate risk factor that presents the material risks to you if you do not begin production of bio-succinic acid at your facility in Sarnia, Ontario as scheduled. Please ensure that this risk factor addresses the increased production costs at your Pomacle, France facility.

RESPONSE:   The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 12 and 13 of Amendment No. 4.

Executive and Director Compensation, page 107

Compensation Discussion and Analysis, page 107

Cash Bonus, page 110

Comment No. 6

We note your disclosure on page 111 of the cash incentive bonuses paid for the six month period ended December 31, 2011. However, it is unclear how you calculated the amount of the cash bonuses based on the actual achievement of the corporate and individual goals. For example, based on Mr. Huc’s base salary as disclosed on page 109, with a target of 50% of the base salary, and achievement of 120% of individual and corporate goals, it is unclear how he was paid a bonus of $144,656, especially considering that this was only for a six month period. Please clarify how the cash bonuses for this period were calculated.

RESPONSE:   The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 112 and 113 of Amendment No. 4.

Grants of Plan-Based Awards in Fiscal 2011

Comment No. 7

We note your disclosure of the threshold, target and maximum payouts under the non-equity incentive plan awards. It is unclear from your disclosure on page 110 how you determined the threshold and maximum payouts. Please revise your disclosure accordingly.

RESPONSE:   The Company respectfully advises the Staff that the Registration Statement has

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2012

been revised in response to the Staff’s comment. Please see the revisions on page 112 of Amendment No. 4.

Financial Statements

Consolidated Statements of Operations, page F-3

Comment No. 8

We note your response to prior comment 15. Your disclosures on page 65 of the Form S-1/A#1 indicated that your research and development expenses for the six months ended December 31, 2010 were net of $10,000 from the sale of products. Please tell us how you determined this amount should not also be reflected as revenue during the six months ended December 31, 2010. If after further consideration you determine that the $10,000 should have been reflected as revenue, please address your consideration as to whether the revision should be treated as a correction of an error pursuant to ASC 250 and correspondingly, if applicable, your materiality considerations of the error pursuant to SAB Topics 1:M and 1:N.

RESPONSE:   The Company respectfully advises the Staff that the $10,000 from the sale of products and the associated costs of goods sold for the six months ended December 31, 2010 resulted from the sale of samples to various potential customers for testing in their respective applications. These transactions should have been reported as revenue and costs of goods sold. Per SAB Topic 1:M, materiality is the omission or misstatement of an item in a financial report if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the correction of the item. The Company has concluded that this item is immaterial as the judgment of a reasonable person relying upon the report would not have been changed or influenced by the correction of this item and therefore no correction is necessary. We also respectfully advise the Staff that we have revised the disclosure on page 60 to indicate the sale of products were in fact sales of samples to be tested.

Notes to the Financial Statements

General

2. Summary of Significant Accounting Policies

Research and development tax credits, page F-19

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2012

Comment No. 9

We note your response to prior comment 16. Bioamber S.A.S. receives government assistance in the form of research and development tax credits from the French taxing authorities, based on qualifying expenditures. You record research and development tax credits, as a reduction of research and development expenses, when you are able to reasonably estimate the amounts and it is more likely than not they will be received. Given that these appear to be tax credits accounted for pursuant to ASC 740, please help us understand how you determined that it was appropriate to record these tax credits as a reduction of research and development expenses rather than reflecting them in income taxes.

RESPONSE:   The Company respectfully advises the Staff that the research and development tax credits from the French taxing authorities are a reimbursement for the Company’s qualified research and development expenses. These credits are not dependent on the Company’s ongoing tax status or tax position. As such, the refunds are similar to government grants and accordingly not considered as part of income taxes subject to ASC 740. Therefore, the benefit is recorded as a reduction of research and development expenses. The Company respectfully advises the Staff that the Registration Statement has been revised to clarify the accounting treatment for these research and development tax credits. Please see the revisions on pages 68 and F-19 of Amendment No. 4.

16. Income Taxes, page F-41

Comment No. 10

Your disclosures on page F-44 indicate that you accrued interest and penalties of $289,573 during 2011 as income tax expense. Given that your income tax expense for the year ended December 31, 2011 was only $108,000, please further advise which line items include these amounts.

RESPONSE:   The Company respectfully advises the Staff that it has recorded the interest and penalties as follows:

•

Interest and penalties, in the amount of $233,376, related to unrecognized tax benefits resulting from intercompany sales of assets have been recorded as prepaid tax expense, which is included in the line item “Value added taxes, income taxes and other receivables” in the consolidated balance sheet.

•	Interest and penalties, in the amount of $56,197, related to unrecognized tax benefits resulting from transfer pricing exposure have been recorded as income tax expense.

The Company respectfully advises the Staff that the Registration Statement has been revised to clarify which line items include the interest and penalties related to income taxes. Please see the revisions on page F-44 of Amendment No. 4.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2012

Exhibits

Comment No. 11

We note that you have requested confidential treatment for certain exhibits. To the extent that we have comments on your request, please note that we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment and plans to address the Staff’s comments as soon as practicable after receipt of the Staff’s letter commenting on the confidential treatment request.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 3, 2012

*    *    *

If you require additional information, please telephone either Jocelyn M. Arel at (617) 570-1067 or the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan Michael J. Minahan

cc:	Jean-François Huc, BioAmber Inc. Andrew Ashworth, BioAmber Inc. Jocelyn M. Arel, Esq., Goodwin Procter LLP Angelo Bracaglia, Deloitte & Touche LLP